

DIVISION OF
CORPORATION FINANCE

June 20, 2013

Via E-mail
Mr. Jeffrey Capello
Executive Vice President and Chief Financial Officer
Boston Scientific Corporation
One Boston Scientific Place
Natick, Massachusetts 01760-1537

> **Re: Boston Scientific Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 22, 2013**
> **File No. 001-11083**

Dear Mr. Capello:

We have reviewed your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 8. Financial Statements

Note D. Goodwill and Other Intangible Assets, page 90

Intangible Asset Impairment Charges, page 94

1. We see that you have identified that $4.6 billion of amortizing intangible assets held by the global CRM reporting unit are at higher risk of impairment. We also note your disclosure that the carrying amount of the CRM reporting unit exceeds

its fair value because of the carrying amount of the amortizing intangible assets, which suggests your goodwill impairment testing has revealed that the fair value of those intangible assets is less than their carrying amount. Further, we note that global CRM revenues have declined in each of the past three years and into the first quarter of 2013. Please help us better understand how you assessed the CRM amortizing intangible assets for potential impairment by responding to the following:

- Please tell us how you performed the undiscounted cash flow analysis as of January 1, 2013, the date of your most recent testing.
- Tell us how you grouped assets for purposes of measuring future cash flows and how you arrived at the estimates of future cash flows.
- Describe to us the key assumptions that were the drivers of your cash flow analysis.
- Explain to us how the recent declines in CRM reporting unit revenues were considered in your projections of future cash flows. If applicable, explain the rationale for estimates of growth in future cash flows that differ from recent historical experience.
- Quantify the margin you believe exists before you would be required to potentially measure and recognize an impairment loss.

Please refer to FASB ASC 350-30-35-14 and FASB ASC 360-10-35-17 through 35-35.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Praveen Kartholy at (202) 551-3778 or Gary Todd at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Cascio, Accounting Branch Chief, at (202) 551-3676 with any other questions.

Sincerely,

/s/Gary Todd for

Brian Cascio
Accounting Branch Chief